Filed Pursuant to Rule 424(b)(3)

Registration No. 333-190983

STRATEGIC STORAGE TRUST II, INC.

SUPPLEMENT NO. 6 DATED FEBRUARY 26, 2016

TO THE PROSPECTUS DATED SEPTEMBER 28, 2015

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust II, Inc. dated September 28, 2015, Supplement No. 4 to the prospectus dated December 11, 2015 (which amended and superseded all prior supplements) and Supplement No. 5 to the prospectus dated February 2, 2016.

Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	an update regarding the acquisition of three properties located in Toronto, Canada;

•	an update regarding the potential acquisition of seven properties located in Ohio and Indiana;

•	an update regarding an additional commitment under the Amended KeyBank Credit Facility; and

•	an update to the “Conflicts of Interest – Certain Conflict Resolution Procedures” Subsection of our Prospectus.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on January 10, 2014. On May 23, 2014, we reached the minimum offering amount of $1.5 million in sales of shares and commenced operations. Effective September 28, 2015, we reallocated shares in our primary offering to consist of the following: up to $500 million in Class A shares at a price of $10.00 per share; and up to $500 million in Class T shares at a price of $9.47 per share. As of February 24, 2016, we have received gross offering proceeds of approximately $256.5 million from the sale of approximately 25.8 million Class A shares and approximately $9.9 million from the sale of approximately 1.0 million Class T shares in our offering. As of February 24, 2016, approximately $828.6 million in shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.

Acquisition of Three Properties in Toronto, Canada

On February 11, 2016, we purchased three self storage facilities located in the Burlington, Milton and Oakville areas of Toronto, Canada (the “Toronto Portfolio”). We acquired the Toronto Portfolio from an unaffiliated third party for a U.S. dollar equivalent purchase price of approximately $38.2 million, plus closing costs and acquisition fees. Our advisor earned approximately $670,000 in acquisition fees in connection with this acquisition. The Toronto Portfolio comprises a total of approximately 232,200 net rentable square feet and approximately 2,570 rental units. We financed the acquisition of the Toronto Portfolio with a combination of net proceeds from our public offering, assumptions of existing mortgages and a new loan.

Since the Toronto Portfolio is located in Canada, Strategic Storage Property Management II, LLC (the “Property Manager”) will manage the Toronto Portfolio and such properties will be branded using the SmartStop® Self Storage brand. The property management agreements with the Property Manager provide for a fee that is the greater of $3,000 or six percent (6%) of gross monthly rentals, plus reimbursement for salaries, wages and other compensation of our Property Manager’s regional and district managers. In addition, we will pay an affiliate of our Property Manager a monthly service fee equal to the aggregate of (1) all salaries, wages and other compensation of all on-site personnel, including all applicable taxes and payments, expense reimbursements, health insurance premiums, and all other amounts in respect of the on-site personnel (the “Monthly Amount”), and (2) an amount equal to five percent (5%) of the Monthly Amount.

Assumption of Debt Related to the Toronto Portfolio

In connection with the acquisition of the Toronto Portfolio, we, through two special purpose entities formed to acquire and hold two of the properties, assumed secured loans with Wells Fargo Bank (“Wells Fargo”).

We assumed a loan dated June 10, 2014 with Wells Fargo in the principal amount of approximately $6.9 million (the “Burlington Loan”) at closing that is secured by the property located in Burlington (the “Burlington Property”). The Burlington Loan accrues interest at a fixed rate of 6.05% annually on approximately $4.7 million of principal amount and a floating rate equal to the three-month CDOR Rate (as defined in the loan agreement) plus 4.05% annually on approximately $2.2 million of principal amount. The Burlington Loan matures on October 15, 2018. The Burlington Loan is secured by a first mortgage on the Burlington Property. In addition, we executed a guaranty in favor of Wells Fargo guaranteeing 50% of the Burlington Loan amount.

We also assumed a loan dated October 15, 2013 with Wells Fargo in the principal amount of approximately $4.8 million (the “Milton Loan”) at closing that is secured by the property located in Milton (the “Milton Property”). The Milton Loan matures on October 15, 2018 and carries a fixed interest rate of 5.81%. The Milton Loan is secured by a first mortgage on the Milton Property. In addition, we executed a guaranty in favor of Wells Fargo guaranteeing 50% of the Milton Loan amount.

In connection with the closing of the property located in Oakville (the “Oakville Property”), a special purpose entity formed to acquire and hold the Oakville Property entered into a new construction loan with the Bank of Montreal (“BMO”) in an amount up to approximately $10.8 million (the “Oakville Loan”) with respect to which interest accrues at the BMO’s prime rate plus 1.75% per annum. At closing, approximately $7.1 million was outstanding on the Oakville Loan. The balance of approximately $3.7 million will be used in connection with future construction of a retail component at the Oakville Property. The Oakville Loan matures on December 31, 2017.

Potential Acquisition of Seven Properties

On February 4, 2016, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party (the “Seven Property Purchase Agreement”) for the acquisition of seven self storage facilities, five of which are located in Ohio and two of which are located in Indiana (the “Seven Properties”). The purchase price for the Seven Properties is approximately $18 million, plus closing costs and acquisition fees.

A summary of the Seven Properties is below:

Property	Address	Purchase Price	Approx. Sq. Ft. (net)	Approx. Units
Xenia - Ohio	1900 Bellbrook Avenue	$3,210,000	57,800	470
Sidney - Ohio	700 W. Russell Road	$1,890,000	54,400	410
Troy - Ohio	21 Kings Chapel Drive N.	$3, 210,000	59,200	490
Greenville - Ohio	1325 Benden Way	$1,930,000	46,700	390
Washington – Ohio	1840 Victoria Street	$2,290,000	54,200	450
Richmond - Indiana	1880 Williamsburg Pike	$3,510,000	64,700	640
Connersville - Indiana	4950 N Western Avenue	$1,960,000	47,400	360

Totals		$18,000,000	384,400	3,210

We expect to close on the acquisition of the Seven Properties in the second quarter of 2016 and to fund such acquisition with net proceeds from our public offering.

Pursuant to the Seven Properties Purchase Agreement, we will be obligated to purchase the Seven Properties only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the Seven Properties generally based upon:

•	approval of our board of directors to purchase the Seven Properties;

•	satisfactory completion of due diligence on the Seven Properties and the seller of the Seven Properties;

•	satisfaction of the conditions to the acquisition in accordance with the Seven Properties Purchase Agreement; and

•	no material adverse changes relating to the Seven Properties, the seller of the Seven Properties or certain economic conditions.

There can be no assurance that we will complete the acquisition of the Seven Properties. In some circumstances, if we fail to complete the acquisition, we may forfeit up to approximately $400,000 in earnest money on the Seven Properties.

Other properties may be identified in the future that we may acquire prior to or instead of the Seven Properties. Due to the considerable conditions to the consummation of the acquisitions of the Seven Properties, we cannot make any assurances that the closing of the Seven Properties is probable.

Update to the KeyBank Credit Facility

On February 18, 2016, we, through our Operating Partnership, and certain affiliated entities, entered into a first amendment and joinder to amended and restated credit agreement (the “First Amendment”) with KeyBank National Association, as administrative agent (“KeyBank”). Under the terms of the First Amendment, we added an additional $40 million to our maximum borrowing capacity for a total of $145 million with the admission of US Bank National Association (the “Subsequent Lender”). It is anticipated that the additional borrowing capacity will be used to fund our future self storage property acquisitions. The Subsequent Lender also became a party to the Amended KeyBank Facility through a joinder agreement in the First Amendment.

As of February 25, 2016, outstanding principal balance under the Amended KeyBank Facility totaled $5.0 million.

Update to the “Conflicts of Interest – Certain Conflict Resolution Procedures” Subsection of our Prospectus

In connection with the merger of SmartStop Self Storage, Inc. (“SmartStop”) into Extra Space Storage, Inc., we have removed the references to SmartStop from our allocation policy. The fifth bullet point beginning with: “In the event that an investment opportunity becomes available” and all bullet points thereafter in the “Certain Conflict Resolution Procedures” subsection of the “Conflicts of Interest” section of our prospectus are hereby deleted and replaced with the following:

•	In the event that an investment opportunity becomes available, our sponsor will allocate such investment opportunity either to us or to Strategic Storage Growth Trust, Inc. based on the following factors:

•	the investment objectives of each program;

•	the amount of funds available to each program;

•	the financial and investment characteristics of each program, including investment size, potential leverage, transaction structure and anticipated cash flows;

•	the strategic location of the investment in relationship to existing properties owned by each program;

•	the effect of the investment on the diversification of each program’s investments; and

•	the impact of the financial metrics of the investment, such as revenue per square foot, on each program.

•	If, after consideration and analysis of these factors, the investment opportunity is suitable for us and Strategic Storage Growth Trust, Inc., then:

•	we will have priority for stabilized self storage facilities (i.e., properties with occupancy rates greater than 75%); and

•	Strategic Storage Growth Trust, Inc. will have priority for lease-up, development, repositioning and other opportunistic properties.

In the event all acquisition allocation factors have been exhausted and our sponsor determines that an investment opportunity remains suitable for both us and Strategic Storage Growth Trust, Inc., then our sponsor will offer the investment opportunity to the program that has had the longest period of time elapse since it was offered an investment opportunity. It will be the duty of our board of directors, including the independent directors, to ensure that this method is applied fairly to us. In determining whether or not an investment opportunity is being fairly applied to us, our advisor, subject to approval by our board of directors, shall examine, among others, the following factors:

•	the investment objectives and criteria of each program;

•	anticipated cash flow of the property to be acquired and the cash requirements of each program;

•	effect of the acquisition on diversification of each program’s investments;

•	policy of each program relating to leverage of properties;

•	income tax effects of the purchase to each program;

•	size of the investment; and

•	amount of funds available to each program and the length of time such funds have been available for investment.

•

If a subsequent development, such as a delay in the closing of a property or a delay in the construction of a property, causes any such investment, in the opinion of our advisor, to be more appropriate for a program other than the program that committed to make the investment, our advisor may determine that another program affiliated with our advisor or its affiliates will make the investment. Our directors, including our independent directors, have a duty to ensure that the method used by our advisor for the allocation of the acquisition of properties by two or more affiliated programs seeking to acquire similar types of properties is applied fairly to us.

•	We will not accept goods or services from our sponsor, advisor or any affiliate thereof or enter into any other transaction with our sponsor, advisor or any affiliate thereof unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction approve such transaction as fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.